--------------------------
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                                                      --------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                Essex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    296744105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James P. Gregory
                              1225 Eye Street, N.W.
                              Washington D.C. 20005
                                 (202) 789-4500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 13 Pages

                                       13D
===================
CUSIP No. 296744105
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Strategic Technology Partners, LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,109,890 Shares, which is 5.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                             7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY            8
       OWNED BY                    -0-
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                             9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                             10
                                   -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12       CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
            0.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
   14
            PN
------------====================================================================


                               Page 2 of 13 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Technology Managers Co., LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,109,890 Shares, which is 5.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                             7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY            8
       OWNED BY                    567,552
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                             9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                             10
                                   567,552
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
            567,552
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12       CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
            2.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
   14
            OO
------------====================================================================


                               Page 3 of 13 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Capital Company, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,109,890 Shares, which is 5.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                             7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY            8
       OWNED BY                    567,552
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                             9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                             10
                                   567,552
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
            567,552
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12       CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
            2.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
   14
            OO
------------====================================================================


                               Page 4 of 13 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Management Corporation
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,109,890 Shares, which is 5.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                   SOLE VOTING POWER
                             7
       NUMBER OF                   -0-
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY            8
       OWNED BY                    1,082,390
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                             9
       REPORTING                   -0-
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                             10
                                   1,082,390
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
            1,082,390
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12       CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
            5.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
   14
            CO, IA
------------====================================================================


                               Page 5 of 13 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            H. Jeffrey Leonard
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,109,890 Shares, which is 5.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                   SOLE VOTING POWER
                             7
       NUMBER OF                   27,500
                       ------------=============================================
        SHARES                     SHARED VOTING POWER
     BENEFICIALLY            8
       OWNED BY                    1,082,390
                       ------------=============================================
         EACH                      SOLE DISPOSITIVE POWER
                             9
       REPORTING                   27,500
      PERSON WITH      ------------=============================================
                                   SHARED DISPOSITIVE POWER
                             10
                                   1,082,390
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
            1,109,890
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12       CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
            5.3%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
   14
            IN
------------====================================================================


                               Page 6 of 13 Pages

         This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on September 18, 2000 (collectively, with all amendments thereto, the "Schedule 13D").

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and supplemented as follows:
         On December 21, 2004, GETM and GEFMC sold to the underwriters in aggregate 232,366 Shares at a price of $15.62 per Share as part of the Over-allotment Option of the 2004 Public Offering. For further information regarding the 2004 Public Offering, see the registration statement on Form S-3 filed with the SEC on November 1, 2004, as amended.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) GESTP
             -----

             (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GESTP is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the sum of (i) 15,210,066 Shares outstanding as of September 26, 2004, as reported by the Company in its Form 424B1 filed with the Securities and Exchange Commission on November 23, 2004 (the "424B1"), and (ii) 5,567,634 Shares sold by the Company in the 2004 Public Offering (including through the exercise of the Over-allotment Option) described in Item 4 above, as reported by the Company in the 424B1.

             (c) There have been no purchases, sales or transfers of the Shares by GESTP since the filing of the prior
                           Schedule 13D.

             (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GETM.


                               Page 7 of 13 Pages

             (e) As of November 29, 2004, GESTP was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (b) GETM
             -----

             (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GETM is incorporated herein by reference.

             (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GETM since the filing of the last Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were consummated as part of the Over-allotment Option associated with the 2004 Public Offering described in Item 4 above.

             (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GETM.

             (e) As of November 29, 2004, GETM was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (c) GECC
             ----

             (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GECC is incorporated herein by reference.

             (c) There have been no purchases, sales or transfers of the Shares by GECC since the filing of the prior
                           Schedule 13D.

             (d) GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GECC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. The Members of the Management Committee of GECC (as described in Annex 1 to this Schedule 13D) have the power to direct the


                               Page 8 of 13 Pages
                           affairs of GECC, including the disposition of the proceeds of the sale of the Shares held by GECC.

             (e) As of November 29, 2004, GECC was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (d) GEFMC
             -----

             (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GEFMC is incorporated herein by reference.

             (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GEFMC since the filing of the last Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were consummated as part of the Over-allotment Option associated with the 2004 Public Offering described in Item 4 above.

             (d) GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. GEFMC, as the investment adviser to GECC, which is the managing member of GETM, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. The board of directors of GEFMC (as described in Annex 1 hereto) has the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC.

             (e)           Not applicable.

         (e)      Leonard
                  -------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Leonard is incorporated herein by reference.

                  (c) There have been no purchases, sales or transfers of the Shares by Leonard since the filing of the prior
                           Schedule 13D.

                  (d) Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to


                               Page 9 of 13 Pages
                           direct the disposition of the proceeds of the sale of the Shares held by each of GECC, GETM and GESTP.

                  (e)      Not applicable.

         The Shares reported hereby for GESTP are or were owned directly by GESTP. Of the 567,552 Shares reported hereby for GETM, all of such Shares are owned directly by GETM. Of the 567,552 Shares reported hereby for GECC, all of such Shares are owned directly by GETM. Of the 1,082,390 Shares reported hereby for GEFMC, 514,838 of the Shares are owned directly by GEFMC. Of the 1,109,890 Shares reported hereby for Leonard, 27,500 of the Shares are owned directly by Leonard.

         GETM, as the general partner of GESTP, each of GECC and GEFMC, as an investment adviser to GESTP, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GESTP. Each of GETM, GECC, GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares. GECC, as the managing member of GETM, GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFMC, may be deemed to be the beneficial owner of all of the Shares directly owned by GETM. Each of GECC, GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares. GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GECC. Each of GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares.


                              Page 10 of 13 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2004
                                         GLOBAL ENVIRONMENT STRATEGIC
                                         TECHNOLOGY PARTNERS, LP


                                         By:     /s/ H. Jeffrey Leonard
                                                ------------------------------
                                                Name:    H. Jeffrey Leonard
                                                Title:   Authorized Signatory

                                         GEF TECHNOLOGY MANAGERS CO., LLC


                                         By:     /s/ H. Jeffrey Leonard
                                                ------------------------------
                                                Name:    H. Jeffrey Leonard
                                                Title:   Authorized Signatory

                                         GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC


                                         By:     /s/ H. Jeffrey Leonard
                                              --------------------------------
                                                Name:    H. Jeffrey Leonard
                                                Title:   Authorized Signatory

                                         GEF MANAGEMENT CORPORATION


                                         By:     /s/ H. Jeffrey Leonard
                                                ------------------------------
                                                Name:    H. Jeffrey Leonard
                                                Title:   President

                                         H. JEFFREY LEONARD


                                         /s/ H. Jeffrey Leonard
                                         ---------------------------------


                              Page 11 of 13 Pages

                                   SCHEDULE A
                                   ----------


                                      GETM
                                      ----



                                  NO. OF SHARES
                                  PURCHASED (P)               PRICE
         TRADE DATE                 OR SOLD (S)            PER SHARE ($)
        ------------               ------------            -------------

         12/21/2004                  182,366 (S)         $15.62 net of
                                                         the $0.88 underwriters'
                                                              discount1





1  The sales price to the public in the 2004 Public Offering was $16.50.


                              Page 12 of 13 Pages

                                   SCHEDULE B
                                   ----------


                           GEF MANAGEMENT CORPORATION
                           --------------------------



                                  NO. OF SHARES
                                  PURCHASED (P)               PRICE
         TRADE DATE                  SOLD (S)              PER SHARE ($)
        ------------                 --------              -------------

         12/21/2004                    50,000(S)         $15.62 net of
                                                         the $0.88 underwriters'
                                                             discount1




1  The sales price to the public in the 2004 Public Offering was $16.50.


                              Page 13 of 13 Pages